Mail Stop 3561

July 24, 2009

<u>via U.S. mail and facsimile</u>

Paul Feller, Principal Executive Officer
Stratus Media Group, Inc.
8439 West Sunset Boulevard
West Hollywood, CA 90069

RE: Stratus Media Group, Inc.
Supplemental Correspondence Submitted July 6, 2009 Re Forms 10-K and 10-K/A
for Fiscal Year Ended December 31, 2008 and Form 8-K filed March 14,
2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No.: 0-24477

Dear Mr. Feller:

        We have reviewed your filings and have the following comments. Where indicated, we
think you should revise your document(s) in response to these comments. If you disagree, we
will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our comments,
we may ask you to provide us with information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filings. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free to call
us at the telephone numbers listed at the end of this letter.

Form 10-K, Amendment No. 1, for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 19

Goodwill and Intangible Assets, page 20

1. We note in your response to comment 4 in our letter dated May 22, 2009, that generally the Company reviews the value of intangible assets and related goodwill in February or March, as part of its annual reporting process. Please disclose the as of date on which the annual impairment test of your reporting units is conducted.

2. We note the assumptions by reporting unit in your response to comment 4 in our letter dated May 22, 2009. We further note the reasons you believe each intangible asset is recoverable in your response to comment 13, and your response to comment 16 on the event acquisition liabilities. In light of the fact that your events and the Stratus Rewards program have not generated any substantial revenues since you made the respective acquisitions over the course of 1998 through 2005, please expand your disclosure to explain the basis for your determination that each event will take place by the year designated in your response and how you will find a sponsor for and re-commence the Stratus Rewards program by 2010. In addition, tell us the basis for your belief that the events would generate profits in addition to revenues.

Item 8. Financial Statements and Supplementary Data, page 25

Notes to Financial Statements, page 30

Note 12. Event Acquisition Liabilities, page 38

3. We note in your response to comment 16 in our letter dated May 22, 2009, that pursuant to the terms of the Concours on Rodeo and Core Tour/Action Sports Tour Asset Purchase Agreements you are required to make cash payments to ensure that these assets can be utilized without additional legal action by the former owners. With respect to the Concours on Rodeo and Core Tour/Action Sports Tour intangible assets of $600,000 and $1,067,069, respectively, please explain to us how you determined these to be assets. In that regard, explain why you believe you have acquired the right to the license agreements or control of the license agreements when you cannot utilize them without legal action being taken by the former owners.

4. We note in your response to comment 16 in our letter dated May 22, 2009, that you did not make the $482,126 payment in cash to the previous owners of the "Core Tour" by

December 31, 2008 and that you expect to conclude a modification to allow for the delayed payment of this amount. Please disclose the consequences of not making the payment in the event that you do not come to such an agreement with the previous owners.

5. We note in your response to comment 17 in our letter dated May 22, 2009, that the accounts payable written off in 2007 and 2008 of $560,549 and $20,642, respectively, were originally "set up in error" in 2003 and 2004, respectively, and that you determined this upon an extensive review of accounts payable. Please tell us how you considered SFAS 154 with respect to the accounts payable set up in error and written off in 2007 and 2008, in determining whether to correct the error in a restatement to your financial statements.

Item 9A(T). Controls and Procedures, page 44

6. We note in your responses to comments 21 through 27 in our letter dated May 22, 2009, that you will modify your DC&P and ICFR disclosure in your amended Form 10-K. Please provide us with the text of your revised Item 9A(T) disclosure that will be included in your amended Form 10-K. We expect that your disclosure with regards to DC&P will describe the circumstances surrounding the filing of your Form 10-K in error and how this was considered in your DC&P assessment and effectiveness conclusion. If you now determine that your DC&P was ineffective as of December 31, 2008, please add disclosure that describes the factors that support your conclusion that your ICFR was effective in light of the ineffectiveness of your DC&P.

Form 10-K, Amendment No. 2, for the Fiscal Year Ended December 31, 2008

7. We note your responses to comments 28, 29 and 30 from our letter dated May 22, 2009, indicating that you will make such changes in an amendment to your Form 10-K. We are unable to clear these comments until the amended Form 10-K has been filed. To the extent you wish to clear the proposed disclosure before filing the amendment, please provide us with your revised narrative disclosure in response to each comment.

Form 10-Q for the fiscal quarter ended March 31, 2009

General

8. Please confirm to us that you will also amend your March 31, 2009 Form 10-Q to conform with the revisions you make to your December 31, 2008 Form 10-K in response to our comments.

Item 4T. Controls and Procedures, page 18

(a) Evaluation of disclosure controls and procedures, page 18

9. Based on your disclosure, it appears to us that your principal executive officer and principal financial officer only concluded that your DC&P were not effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms. Please revise your Form 10-Q to disclose the conclusion of your principal executive officer and principal financial officer, regarding the effectiveness of your DC&P (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). In this regard, DC&P also includes controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Item 307 of Regulation S-K.

Form 8-K Filed March 14, 2008

10. We note your response to comment 31 in our letter dated May 22, 2009, that the amended Form 8-K containing the December 31, 2007 financial statements of Pro Sports & Entertainment, Inc. will be filed as soon as possible. Please tell us specifically when you intend to file the amendment or, alternatively, explain to us why you do not believe it is necessary to file the amended Form 8-K.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact John Archfield (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Paul Feller, Principal Executive Officer
          Via facsimile: (323) 656-2221